

December 8, 2011

<u>Via Email</u>
Michael Neidell, Esq.
Olshan Grundman Frome Rosenzweig & Wolosky
Park Avenue Tower
65 East 55th Street
New York, NY 10022

Re: **Cracker Barrel Old Country Store, Inc.**
          Definitive Additional Soliciting Materials on Schedule 14A
          Filed by Biglari Holdings, Inc. et al.
          Filed November 15, 2011
          File No. 1-25225

Dear Mr. Neidell:

We refer to our letter dated November 23, 2011. We have not received a response. Please respond and file any revised materials promptly.

*   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact me at (202) 551-3757 if you have any questions regarding our comments.

Sincerely,

/s/ Mellissa Campbell Duru

Mellissa Campbell Duru
Special Counsel
Office of Mergers and Acquisitions